[Chapman and Cutler LLP Letterhead]

February 16, 2024

VIA EDGAR CORRESPONDENCE

Lisa N. Larkin
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Valkyrie ETF Trust II (the “Trust”)
File Nos. 333-258722; 811-23725

Dear Ms. Larkin:

This letter responds to your additional comments regarding the correspondence filed on February 7, 2024 for the Post-Effective Amendment No. 18 under the Securities Act of 1933, as amended, and Amendment No. 22 under the Investment Company Act of 1940, as amended, filed as an amendment to Valkyrie ETF Trust II’s (the “Trust”) Registration Statement (collectively, the “Amendment”) with the staff of the Securities and Exchange Commission (the “Staff”) on May 15, 2023. The Amendment relates to the Valkyrie S&P Bitcoin Futures Leveraged Strategy ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

Please remove all disclosure related to options on bitcoin linked ETPs, and swaps on bitcoin linked ETPs, bitcoin futures, or bitcoin futures indexes. The options are not available for trading currently, and it is unclear if and when they will become available. The Staff currently objects to the Fund's proposed investment in the swaps. As an alternative to removing the options and swaps disclosure, the Fund can relocate it to a non-principal investment strategy and risk section in Item 9 of the Prospectus or the SAI, along with clear disclosure indicating that such investments are not currently available to the Fund and may never be available to the Fund. If and when such investments become available to the Fund, the Fund should file a registration statement amendment under Rule 485(a) to revise the prospectus accordingly. Finally, the Staff does not object if the Fund revises its disclosure regarding options on bitcoin linked ETPs to refer to options on registered investment companies that invest in bitcoin futures contracts.

Response to Comment 1

Pursuant to the Staff’s comments, the prospectus and SAI have been revised to remove all references to swaps and options as part of the investment strategy, other than options on registered investment companies that invest in bitcoin futures contracts.

Comment 2 – Principal Investment Strategies

Please correct the typo in the last sentence of the second paragraph under Principal Investment Strategies.

Response to Comment 2

The last sentence of the second paragraph under Principal Investment Strategies has been corrected in accordance with this comment.

Comment 3 – Principal Investment Strategies—Bitcoin

You state that bitcoin may be regarded as a currency and that, although a number of large and small retailers accept bitcoin as a form of payment in the U.S. and foreign markets, there is relatively limited use of bitcoin for commercial and retail payments. Please clarify that while the bitcoin blockchain and bitcoin were specifically designed to support the payment use case, bitcoin is not presently widely accepted as a medium of exchange or used as a unit of account. We also note that you use the term cryptocurrency or cryptocurrencies throughout the registration statement. Please consistently refer to bitcoin and other similar assets as crypto assets or digital assets instead or qualify such references so that they cannot be mistaken to mean that bitcoin and other similar assets are widely accepted as a means of payment.

Response to Comment 3

The disclosure has been revised in accordance with the Staff’s comment.

Comment 4 – Additional Risks of Investing in the Fund

Please consider combining the risk factors “Investment Strategy Risk and “Aggressive Investment Risk” into a single risk factor as the disclosure is largely duplicative.

Response to Comment 4

In accordance with the Staff’s comment, the two risk factors have been combined.

Comment 5 – Additional Risks of Investing in the Fund—Bitcoin Investing Risk

In the risk factor “Bitcoin Investing Risk — A decline in the adoption of bitcoin could negatively impact the Performance of the Fund,” please disclose the risks or challenges posed by the emergence of other public blockchains that are similarly designed to serve as an alternative payment system such as those focused on privacy through the use of zero knowledge cryptography and explain the potential impact on the demand for and value of bitcoin and hence the value of bitcoin futures and an investment in the Fund. Please also explain the common impediments and/or disadvantages to adopting the bitcoin blockchain as a payment network, including the slowness of transaction processing and finality, variability of transaction fees and volatility of bitcoin price. Finally, explain that further development in use of the blockchain for its intended purposes are and may continue to be substantially dependent on Layer 2 solutions, briefly describe Layer 2 networks (e.g., the Lighting Network) or any risks or challenges that they pose to the blockchain and bitcoin. In this regard, you should note the risks related to transactions other than opening and closing transactions being executed off the blockchain.

Response to Comment 5

The disclosure has been revised in accordance with the Staff’s comment.

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Comment 6 – Additional Risks of Investing in the Fund—Bitcoin Investing Risk

In the risk factor “Bitcoin Investing Risk — Bitcoin trading prices are volatile and shareholders could lose all or substantially all of their investment in the Fund,” please clarify that the value of bitcoin has been and may continue to be substantially dependent on speculation such that trading and investing in bitcoin generally may not be based on fundamental analysis. Please also fix the duplicative date in the final sentence.

Response to Comment 6

The disclosure has been revised in accordance with the Staff’s comment. The last sentence of the first paragraph under the risk factor “Bitcoin Investing Risk — Bitcoin trading prices are volatile and shareholders could lose all or substantially all of their investment in the Fund” has been corrected in accordance with this comment.

Comment 7 – Additional Risks of Investing in the Fund—Bitcoin Investing Risk

In the risk factor “Bitcoin Investing Risk — Disruptions at digital asset trading platforms and potential consequences of a digital asset trading platform’s failure could adversely affect an investment in the Fund,” please also disclose that digital asset trading platforms may be operating out of compliance with regulations, disclose the digital asset trading platforms on which bitcoin is traded and which may serve as a pricing source for the calculation of the bitcoin reference rate that is used for the purposes of valuing the Fund's investments in, are or may become subject to enforcement actions by regulatory authorities and that such enforcement actions may have a material adverse impact on the Fund, its investments, and its ability to implement its investment strategy.

Response to Comment 7

The disclosure has been revised in accordance with the Staff’s comment.

Comment 8 – Additional Risks of Investing in the Fund—Bitcoin Investing Risk

In the risk factor “Bitcoin Investing Risk — The decentralized structure of Bitcoin Network software development may prevent the formation of a consensus on how to improve and modify the Bitcoin Network, which could prevent needed or desirable updates and thereby adversely impact an investment in the Fund,” please also disclose that the bitcoin blockchain protocol may contain flaws that can be exploited by attackers.

Response to Comment 8

The disclosure has been revised in accordance with the Staff’s comment.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren

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